I-BANKERS SECURITITES, INC.

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                        February 11, 2005


United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

         RE:  Coastal Bancshares Acquisition Corporation
              File No. 333-118294

Ladies and Gentlemen:

     I-Bankers Securities Incorporated, as one of the Representatives of the several underwriters, respectfully joins in the request of Coastal Bancshares Acquisition Corporation (the "Company") that the effectiveness of the Company's Registration Statement on Form S-1 (File No. 333-118294), as amended, be accelerated to 3:30 p.m. Eastern Standard Time on February 14, 2005, or as soon thereafter as practical.

     In connection with the proposed offering of Units of the Company, copies of the Preliminary Prospectus dated January 24, 2005 were distributed during the period of January 25, 2005 to date in the following approximate amounts:

            To Whom Distributed                    Number of Copies
            -------------------                    ----------------

            Brokers/Analysts                       1800

            Institutions                            200

            Selected Dealers                        500

            Individuals                             184
                                                   -----

                                      TOTAL        2684

     We have been informed by participating underwriters and dealers that a copy of the preliminary prospectus has been or is being distributed to each person who is expected to receive a confirmation of sale at least 48 hours prior to the mailing of such confirmation in accordance with Rule 15c2-8 of the Securities and Exchange Act of 1934.

                                              Sincerely,

                                              I-Bankers Securities Incorporated


                                              By: /s/ Shelley Gluck



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